UNITED STATES SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-190956-11
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PRC WILLISTON, LLC

(Exact name of registrant as specified in its charter)
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777 Post Oak Boulevard, Suite 650, Houston, Texas 77056; (832) 369-6986
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of Magnum Hunter Resources Corporation’s 9.750% Senior Notes due 2020
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☐
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☒

Approximate number of holders of record as of the certification or notice date: 70

Pursuant to the requirements of the Securities Exchange Act of 1934, PRC Williston, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 24, 2014	PRC WILLISTON, LLC

	By:	/s/ Gary C. Evans
Gary C. Evans Chief Executive Officer